

Mail Stop 3561

December 18, 2015

Michael M. Garland
Chief Executive Officer and Director
Pattern Energy Group Inc.
Pier 1, Bay 3
San Francisco, CA 94111

> **Re:** **Pattern Energy Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Filed November 5, 2015**
> **File No. 001-36087**

Dear Mr. Garland:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013, page 75

1. You note a $63.9 million increase in revenue and a $41.3 million increase in cost of revenue, both primarily attributable to the commencement of commercial operations at certain projects and increased production at Ocotillo, but do not separately quantify the factors identified, nor do you address to what extent existing projects other than increased production at Ocotillo contributed, either positively or negatively, to the changes and

what factors primarily impacted such performance (for example, wind conditions during the year, facilities problems or other factors). Additionally, you note that an increase in operating expenses of $15.3 million in 2014 "was primarily attributable to an increase in expenses associated with being a public company and supporting and acquiring new projects," but do not separately quantify such factors. In future filings, when you list multiple factors that contributed to year over year changes, please quantify, if possible, the impact of each factor that you discuss, including the impact of each identified project, to provide better insight into the underlying reasons behind the changes in your results. Please show us in your response the revised disclosure that you expect to make in future filings. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies and Estimates, page 96

2. In future filings, please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates rather than duplicating the accounting policy disclosures in the financial statement footnotes. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. If reasonably likely changes in inputs to estimates would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350. In your response, please show us what your disclosure would have looked like if these changes were made in your most recently filed Form 10-K.

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Noncontrolling Interests, page F-11

3. Please tell us whether any inception date gains or losses were incurred for any of the non-controlling interests in the Gulf Wind, Panhandle 1 or Panhandle 2 projects for any period covered by the financial statements. If so, please show us how such gains or losses were computed and allocated. Please also explain in detail your basis for the methodology of allocating gains/losses. An example of the computation may be helpful to our understanding.

    4. Please explain to us how you are accounting for the possible recapture of any beneficial tax attributes that are allocable to the tax equity interests. Please also explain whether any effect is given to the possible refund of U.S. Treasury grants. Please be detailed in your explanation.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-16

    5. Please revise future filings to disclose revenues from external customers for each product or each group of similar products as required by ASC 280-10-50-40. In this regard, we note you generate and sell renewable energy credits in addition to electricity.

3. Acquisitions

El Arrayán Acquisition, page F-19

    6. We note you increased your ownership in El Arrayán to 70% as a result of the transaction discussed on page F-19, and your disclosure on page F-20 that you remeasured the project's remaining noncontrolling interest at fair value. It appears that the remeasured value of the noncontrolling interest of $35,259 thousand represents approximately 30% of the "Total consideration" listed on page F-19 of $117,536 thousand, consistent with the percentage ownership of the noncontrolling interest. Please tell us in detail how you determined the fair value of the remaining noncontrolling interest and whether your determination of the fair value of the non-controlling interest took a discount for lack of control into consideration. Refer to ASC 805-20-30-7 and -8.

Panhandle 1 Acquisition, page F-20

    7. In several instances, such as pages F-20 and F-21, you make reference to a percentage ownership in initial distributable cash flows of a project. Please tell us, preferably with a comprehensive example, how the percentage of distributable cash flow ratios are computed and whether and how they could change over the life of an agreement or project. Unless you believe this is an industry understood metric, please revise future filings to define initial distributable cash flows and describe the circumstances under which this could change.

    8. Please tell us why "the initial balance of the other investors' noncontrolling interests" was used as fair value as opposed to an explicit valuation of other investors' noncontrolling interest using inputs. In this regard, please revise future filings to disclose the significant inputs used to measure the fair value of the noncontrolling interest as required by ASC 805-20-50-1(e)(2). Please show us what your disclosure will look like in your response.

10. Derivative Instruments, page F-30

> 9. In your tabular derivative disclosures on page F-30 you disclose quantities of certain types of derivative instruments along with a related total current and non-current derivative asset or liability. ASC 815-10-50-4B(a) requires the disclosure of the fair value of derivative instruments on a gross basis event if those instruments qualify for net presentation in the statement of financial position. Please tell us whether the current and non-current derivative assets and liabilities for each derivative are disclosed on a net or gross basis.

> 10. Please revise future filings to disclose your accounting policy to offset or not offset in accordance with ASC 815-10-50-7.

Gulf Wind, page F-31

> 11. You disclose that your energy price swap fixes the price of approximately 58% of Gulf Wind's electricity generation through April 2019. Please explain to us the mechanism contained in the swap contract that fixes the price for 58% of variable electricity production, what the identified notional is and how you determined it fixes the price for a variable production. ASC 815-10-50-1A(d) requires disclosure of information that would enable users of financial statements to understand the volume of activity in derivative instruments. Please tell us how your disclosure satisfies this requirement.

12. Fair Value Measurements, page F-32

> 12. As you have recurring fair value measurements categorized within level 3 of the fair value hierarchy, please tell us how you have complied with the requirements of ASC 820-10-50-2(f), including how you decide your valuation policies and procedures and analyze changes in fair value measurements from period to period. Refer also to ASC 820-10-55-105.

Level 3 Inputs, page F-33

> 13. We note your narrative description of the sensitivity of your energy derivative instrument to changes in unobservable inputs on page F-34. Please tell us how you have complied with the requirement of ASC 820-10-50-2(bbb) to disclose quantitative information about the significant unobservable inputs used in the measurement. Refer also to ASC 820-10-55-103.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Item 1. Financial Statements

Notes to Consolidated Financial Statements (unaudited)

2. Summary of Significant Accounting Policies

Change in Depreciable Lives of Property, Plant and Equipment, page 13

14. We note your change in the estimated economic useful lives of certain wind farms based on a periodic review. Please tell us the reasons for the change including the facts and circumstances that changed from your pre-2012 useful lives determination, as well as how and when this information became available. Please explain any technological or other advances in post-2011 constructed wind farms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689 or Mara Ransom, Assistant Director, at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products